EXHIBIT 99.1

ALGONQUIN POWER & UTILITIES CORP.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

October 13, 2011

VIA SEDAR

Ontario Securities Commission, as Principal Regulator

Dear Sirs/Mesdames:

Re: Algonquin Power & Utilities Corp.

Re: Preliminary Short Form Prospectus

Re: Qualification Certificate

In connection with the filing of a preliminary short form prospectus of Algonquin Power & Utilities Corp. (the “Filer”) dated October 13, 2011, and in accordance with subsection 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”), the Filer hereby:

(a)	advises that it is qualified to file a prospectus in the form of a short form prospectus pursuant to section 2.2 of NI 44-101; and

(b)	certifies that

(i)	certifies that all of the qualification criteria in section 2.2 have been satisfied; and

(ii)	all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

Yours truly,

ALGONQUIN POWER & UTILITIES CORP.

(signed) “Ian Robertson”
Name:	Ian Robertson
Title:	Chief Executive Officer